Response Biomedical Corporation Announces Second Quarter Results

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, August 29, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today reported financial results for the second quarter ended June 30, 2007. For a further discussion of the Company’s financial results for the three and six months ended June 30, 2007, please refer to the Company’s consolidated financial statements and related MD&A, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

Second quarter operating highlights:

“We continue to make strong progress building the foundation for growth of our Company based on a robust menu of diagnostic tests on our RAMP® platform,” said Bill Radvak, President and CEO. “Integral to our success is having sufficient capital to fund the projects that will allow us to become a leader in point of care diagnostics. In July, subsequent to the end of the second quarter, we closed a $12 million bought deal private placement with Haywood Securities Inc. This additional capital allows us to further progress one of our most important projects, the RAMP NT-proBNP congestive heart failure test, which we have received country of origin approval to market the test in Canada enabling us the ability to offer a comprehensive line of cardiovascular tests in Canada. We are currently seeking US FDA approval for the same CHF test in the U.S. In addition, in June, we filed for US FDA 510(k) market clearance of our Rapid Influenza A+B Test, which will be marketed exclusively by 3M. We are also seeking regulatory clearance in other global jurisdictions and we hope to have the test commercially available in the US before the next flu season. 3M is responsible for the regulatory process under the IVD Directive for the Staph A Test, which is subject to self-certification in Europe. They are gathering additional clinical data and are expecting to implement the CE mark on the Staph A Test to support an estimated European launch in 2008 assuming a successful outcome of their clinical studies.”

With regard to the financing discussed above, the Company issued 12,000,000 common shares at a price of $1.00 for each common share. The common shares issued under the private placement have a hold period under Canadian law of four months from the closing, which was July 23, 2007.

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Summary of Interim Results
(Expressed in 000’s except share data)

Fiscal Year 2007	Year to date June 30, 2007	Year to date June 30, 2006
Total Revenue	$2,080	$1,861
Research and Development Costs	$3,937	$2,499
Net Loss	$6,709	$4,063
Loss per share (basic and diluted)	($0.06)	($0.05)
Cash and Cash Equivalents, Restricted Cash and Short Term Investments	$2,726	$4,940
Working Capital	$3,186	$5,431
Weighted Average Common Shares Outstanding	114,033,963	82,396,974

Financial Overview:

Total revenues for the six-month period ended June 30, 2007 were $2,080,000 compared to $1,860,550 for the same period in 2006, an increase of 12%.

As at June 30, 2007, the Company had $2,725,741 in cash and cash equivalents, restricted cash and short-term investments, a decrease of $6,441,115 compared to $9,166,856 as at December 31, 2006. As at June 30, 2007, the Company had a working capital balance of $3,185,688 a decrease of $6,088,105 compared to $9,273,793 as at December 31, 2006. Subsequent to the end of the quarter, on July 23, 2007, the Company closed a private placement financing for net proceeds of $11,160,000. During the six month period ended June 30, 2007, the Company obtained $233,870 in cash through the issuance of shares related to the exercise of stock options and $576,090 through the exercise of warrants.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.

RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

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Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 40-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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